Exhibit 99.16

NEWS RELEASE

POLY-PACIFIC INTERNATIONAL INC. ACQUIRES 100% CONTROL

April 20, 2007 - Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) (TSX-V: “PMB”; OTCBB: “PLYPF”; Berlin: "A0LGDN"; Frankfurt: "POZ") is pleased to announce the successful negotiation with Poly-Ran Reclamation Inc. to acquire its 30% interest in the McAdoo Lane Landfill Site located near Kingston, Ontario. While the complete details of the agreement are not available at this time, Poly-Pacific has reached a letter of intent with Poly-Ran. Subject to regulatory approval, management expects to finalize the terms of the agreement within the next two weeks.

The McAdoo Lane Landfill Site was operated as a licensed landfill from 1970 until its closure in 1987. Although no formal records of landfilling were kept, during this time it is estimated that approximately 180,000 tonnes (360 million pounds) of industrial waste nylon were deposited, and that the overall volume of the present landfill is in the order of one million cubic metres.

Mr. Randy Hayward, President, stated: “This is a significant step in acquiring 100% beneficial control of the McAdoo Lane Landfill Site for Poly-Pacific. Management is pleased to be able to provide this added value to its shareholders. The Company is expecting receipt of the final access approval from the City of Kingston imminently.”

Poly-Pacific International Inc. has an extensive history in bringing leading edge technologies for the exploitation of plastic and recycled plastic in Canada and the United States. The Company is actively pursuing a number of additional polymer landfill opportunities in North America.

This release may contain forward looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release. We seek safe harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the release.

For more information contact:

Mr. Randy Hayward

Telephone: (604) 293-8885

Facsimile: (604) 293-8234